UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

Commission File Number 1-12333

NOTIFICATION OF LATE FILING

(Check one): [   ] Form 10-K     [   ] Form 20-F      [   ] Form 11-K     [X] Form 10-Q      [   ] Form N-SAR      [   ] Form N-CSR

For Period Ended: March 28, 2004
[ ]	Transition Report on Form 10-K
[ ]	Transition Report on Form 20-F
[ ]	Transition Report on Form 11-K
[ ]	Transition Report on Form 10-Q
[ ]	Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Iomega Corporation
Full Name of Registrant

Former Name if Applicable

                          10955 Vista Sorrento Parkway
Address of Principal Executive Office (Street and Number)

San Diego, CA 92130
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[ X ]	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant has been delayed in the filing of its Quarterly Report on Form 10-Q for the period ended March 28, 2004 (“Form 10-Q”) because of the need to complete its previously announced review of its net tax assets and associated tax valuation reserves. As part of this review, the Registrant has evaluated the balance sheet classification of foreign withholding taxes that the Registrant had paid and the possible need to change its tax valuation reserve for these tax assets. In addition, the Registrant has reviewed the amount of its deferred tax liabilities related to undistributed earnings of its foreign subsidiaries and other tax accruals. It was necessary to fully complete the tax review to enable the Registrant to prepare, review and file its Form 10-Q.

Due to the reasons outlined above, the Registrant could not have timely filed its Form 10-Q without unreasonable effort or expense. The Registrant expects to file its Form 10-Q on or before May 11, 2004, the fourth calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Barry Zwarenstein	(858)	314-7190
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).
Yes [ X ] No [ ]

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?
Yes [ X ] No [ ]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On April 22, 2004, Iomega Corporation announced its pre-tax financial results for the quarter ended March 28, 2004 in a press release entitled, "Iomega Reports First Quarter 2004 Pre-Tax Financial Results". The full text of the press release issued in connection with the announcement was provided on a Form 8-K, furnished to the SEC on April 22, 2004.

                     Iomega Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

By: /s/ Barry Zwarenstein Barry Zwarenstein Vice President, Finance and Chief Financial Officer
Date: May 10, 2004